UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2025

Gerald C. Bialek
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

Re: Century Aluminum Company
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-Q for the Quarterly Period Ended September 30, 2024
Response dated February 24, 2025
File No. 001-34474
File No. 001-34474

Dear Gerald C. Bialek:

We have reviewed your February 24, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 9, 2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to the Consolidated Financial Statements
Note 2. Acquisition of Jamalco, page 64

1. We have reviewed your response to prior comment 1. In your response to the fifth bullet point, you indicate that you consolidate "the mineral properties and related raw and unfinished inventories through control of Jamalco, net of liabilities" and proportionately consolidate "the undivided interests in individual fixed assets that are jointly held by the Company and the Government of Jamaica."

   - Provide us with your basis under U.S. GAAP for your hybrid method of consolidation for the same entity, which appears to use both full and proportionate

accounting methods. In doing so, expand on the nature of the legal entity or entities involved and the specific assets with undivided interests.

- Tell us how Jamalco specifically impacts your financial statements, including the line items and consolidation methods applied to related items on your statements of operations and balance sheet. Clarify which statement of operations line items include proportionate amounts and describe the nature of each item included. Specify how and where you record depreciation expense related to the undivided interests in individual fixed assets.

- In regards to the Jamalco purchase price acquisition on page 64 of your fiscal year 2024 Form 10-K, tell us and quantify the specific assets or liabilities, if any, that are recorded on a proportionate basis.

Note 19. Business Segments, page 97

2. Regarding the analysis of similar economic characteristics provided in your response to prior comment 2, please provide us with a revised analysis that includes the following information:

   - The underlying historical and projected financial and other data you considered in concluding that the aggregated operating segments have similar economic characteristics under ASC 280-10-50-11. Include quantitative data for revenues and any measures of segment profitability you considered, by year, for each operating segment. Explain how any projections that you considered were developed as well as the key assumptions.

   - An analysis of the economic characteristics for each individual operating segment, including a quantified discussion of revenue and the measures of segment profitability considered for the historical and forecasted periods and related trends. As part of your analysis, discuss the impact of regional premiums on pricing, value-added aluminum products, the key production costs you describe on page 4 of your fiscal year 2024 Form 10-K, and other significant factors impacting historical and projected periods. Specifically discuss differences in the types of costs for the production of alumina and aluminum.

3. In addition to the information requested above in response to prior comment 2, please provide the financial or other data you considered in evaluating the similarity of the characteristics in ASC 280-10-50-11(a)-(e). As part of your response, provide the following separately for each operating segment:

   - Revenue from each type of product sold, including, but not limited to, alumina, standard grade aluminum, and each type of value-added aluminum product. Separately quantify amounts sold to external customers and to other operating segments.

- Revenue from external customers and sales to other operating segments, by type or class of customer.

- Financial or other data illustrating the method of product distribution for sales to external customers and to other operating segments and, for each method, a description of differences in the cost to distribute, impacts on product pricing, and risks associated with each.

To the extent there are differences in the financial or other data between each of your operating segments, tell us the reasons for the differences and explain why you believe the aggregated operating segments are similar for each characteristic in ASC 280-10-50-11(a)-(e). For example, if there are differences in the types or mix of products sold by each of your operating segments, tell us the reasons for the differences and explain why you believe the nature of the products sold are similar.

4. For each of your operating segments, provide us with a more detailed description of the production process for each type of product sold either to external customers or to other operating segments, including, but not limited to, the equipment, labor, materials, and facilities. To the extent there are differences in the production processes between each of your operating segments, tell us the reasons for the differences and explain why you believe the production processes are similar. Refer to ASC 280-10-50-11(b). Please address the following items in your response:

- Specifically describe each of the bauxite mining and the alumina refining production processes at Jamalco, tell us whether bauxite mining and alumina refining take place at your other operating segments, and, if not, the reasons for the difference.

- Describe the production processes for each of the different value-added aluminum products sold at each applicable operating segment and explain whether there are differences and whether each operating segment has the ability to manufacture the same value-added aluminum products.

- As described on page 3 of your fiscal year 2024 Form 10-K, tell us why the Grundartangi facility in Iceland is supplied with carbon anodes by the Vlissingen facility in the Netherlands while other facilities in the United States produce anodes at on-site facilities. Also tell us how carbon anodes are delivered by Vlissingen to Grundartangi.

5. Describe the regulatory environment related to Jamalco’s bauxite mining operations, including the complex permitting and approval rules described in your fiscal year 2023 Form 10-K. Tell us whether such regulatory considerations are applicable to your other operating segments. Refer to ASC 280-10-50-11(e).

6. You indicate on page 14 of your fiscal year 2024 Form 10-K that your international operations expose you to political, economic, regulatory, currency and other related risks which may materially adversely impact your business and reference your significant operations in Iceland, the Netherlands, and Jamaica.

   - Tell us your consideration of whether the Vlissingen carbon anode production facility meets the definition of an operating segment under ASC 280-10-50-1.

   - Explain how you considered the factors you described on page 14, including, but not limited to, foreign laws and regulations, increased costs to adapt systems and practices to those used in foreign countries, taxes, export duties, tariffs and other trade barriers, and exposure to inflation and currency exchange rates, when you evaluated the similarity of your operating segments for aggregation pursuant to ASC 280-10-50-11.

7. We note your disclosure on page 16 of the fiscal year 2024 Form 10-K that "[j]oint ventures inherently involve unique and special risks" related to business goals that joint venture partners may have and actions they may take and that "the unincorporated nature of Jamalco's joint venture structure is highly complex and atypical when compared to commonly observed legal entity structures across many jurisdictions." Tell us how you considered Jamalco's structure as well as the presence of a noncontrolling interest and partner in your evaluation of the similarity of operating segments for aggregation purposes.

Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing